Mail Stop 6010



      September 9, 2005

Ronald D. Hunter
Chief Executive Officer and President
Standard Management Corporation
10689 North Pennsylvania
Indianapolis, Indiana  46280

Re:  	Standard Management Corporation
	Preliminary Proxy Statement on Schedule 14A, Filed September
2,
2005
	File No. 0-20882

Dear Mr. Hunter:

      This is to advise you that we have limited our review of the above referenced proxy statement to only the issues identified below.

Schedule 14A
1. Please revise your proxy statement to include a brief discussion on the reasons the company engaged in the private placement issuance.
In addition, please discuss the specific use of proceeds from the private placement issuance.
2. Please also revise your proxy statement to include a brief discussion on the dilutive impact that the private placement has had or will have on your shareholders. To the extent possible, please quantify your disclosure.

*	*	*

      You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a response letter with your amendment that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.



      Please contact Song P. Brandon at (202) 551-3621 with any other questions.

								Sincerely,



								Jeffrey P. Riedler
								Assistant Director
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